Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of RhythmOne plc of our report dated October 28, 2016, except as to Note 11(b) which is as of November 13, 2017, with respect to the consolidated balance sheet of RadiumOne, Inc. and subsidiaries as of December 31, 2015, and the related consolidated statement of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity, and cash flows for the year then ended, which report appears in the prospectus filed on February 1, 2018 pursuant to Rule 424(b) under the Securities Act of 1933 relating to the registration statement on Form F-4, as amended (No. 333-222282) of RhythmOne plc. Our report refers to a change in the method of accounting for redeemable convertible preferred stock.

/s/ KPMG LLP

San Francisco, California

February 8, 2018